So 8/31/04

A

04019507

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 30 2004 DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51525

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AF Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

206 South Jefferson Avenue
(No. and Street)

West Jefferson (City) NC (State) 28694 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes, PLLC
(Name – *if individual, state last, first, middle name*)

6525 Morrison Blvd, Suite 516 (Address) Charlotte, (City) NC (State) 28211-3563 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 03 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

40

OATH OR AFFIRMATION

I, Melanie P. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AF Brokerage, Inc., as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
Notary Public, North Carolina
County of Ashe
LOLA F. BROOKS
My Commission Expires 10-30-2006

Lola F. Brooks
Notary Public

Melanie P. Miller
Signature

Executive Vice-President, Chief Financial Officer, Secretary, & Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AF Brokerage, Inc.

Financial Report

June 30, 2004

Contents

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

**Independent Auditor's Report
on the Financial Statements
and Supplementary Schedule**

To the Board of Directors
AF Brokerage, Inc.
West Jefferson, North Carolina

We have audited the accompanying statements of financial condition of AF Brokerage, Inc., a wholly-owned subsidiary of AF Financial Group, as of June 30, 2004, and the related statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of AF Brokerage, Inc. as of and for the year ended June 30, 2003 were audited by other auditors whose report dated July 25, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AF Brokerage, Inc. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

Charlotte, North Carolina
August 10, 2004

SouthPark Office:
6525 Morrison Boulevard, Suite 516
Charlotte, NC 28211-3563
Ph. 704.364.5414 Fx. 704.364.8422

Uptown Office:
3600 Bank of America Plaza
101 South Tryon Street, Charlotte, NC 28280-0011
Ph. 704.334.3600 Fx. 704.372.0303

A Member of
Moores Rowland International

AF Brokerage, Inc.

Statements of Financial Condition
June 30, 2004 and 2003

		2004		2003
Assets				
Assets				
Cash and cash equivalents:				
Interest-bearing deposits	$	107,744	$	216,959
Noninterest-bearing deposits		18,458		19,901
Commissions receivable		2,773		41,900
Office furniture and equipment, net accumulated depreciation in 2004 of $33,755 and in 2003 of $28,266		23,780		27,749
Prepaid expenses		45,402		2,736
Income taxes receivable		48,543		16,367
Total assets	$	246,700	$	325,612
Liabilities and Stockholder's Equity				
Liabilities				
Accrued expenses and other liabilities	$	14,480	$	47,540
Deferred income taxes		4,326		4,279
Total liabilities		18,806		51,819
Commitments				
Stockholder's equity				
Additional paid in capital		550,000		500,000
Accumulated deficit		(322,106)		(226,207)
Total stockholder's equity		227,894		273,793
Total liabilities and stockholder's equity	$	246,700	$	325,612

See Notes to Financial Statements

AF Brokerage, Inc.

Statements of Operations
Years ended June 30, 2004 and 2003

	2004	2003
Revenue		
Commission income	$ 162,264	$ 182,202
Other	15,195	42,908
	177,459	225,110
Expense:		
Employee compensation and benefits	163,656	175,840
Occupancy and equipment	7,807	9,031
Rent	9,000	6,600
Other general and administrative	141,134	84,846
	321,597	276,317
Loss before income tax expense (benefit)	(144,138)	(51,207)
Federal and state income tax expense (benefit)	(48,239)	(19,075)
Net loss	$ (95,899)	$ (32,132)

See Notes to Financial Statements

AF Brokerage, Inc.

Statements of Stockholder's Equity

Years ended June 30, 2004 and 2003

	Additional Paid-In Capital	Accumulated Deficit
Balance, June 30, 2002	$ 500,000	$ (194,075)
Net loss	-	(32,132)
Balance, June 30, 2003	500,000	(226,207)
Capital Contribution	50,000	-
Net loss	-	(95,899)
Balance, June 30, 2004	$ 550,000	$ (322,106)

See Notes to Financial Statements

AF Brokerage, Inc.

Statements of Cash Flows

Years ended June 30, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net loss	$ (95,899)	$ (32,132)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	5,488	7,039
Deferred income taxes	47	(2,728)
Changes in assets and liabilities:		
(Increase) decrease in commissions receivable	39,127	(28,610)
(Increase) decrease in prepaid expenses	(42,666)	7,948
(Increase) decrease in income taxes receivable	(32,176)	89,535
Increase (decrease) in accounts payable and accrued expenses	(33,060)	19,672
Net cash provided by (used in) operating activities	(159,139)	60,724
Cash flows from investing activities:		
Purchase of office furniture and equipment	(1,519)	(2,154)
Cash flows from financing activities:		
Capital contribution from AF Financial Group	50,000	-
Net increase (decrease) in cash and cash equivalent	(110,658)	58,570
Cash and cash equivalents:		
Beginning	236,860	178,290
Ending	$ 126,202	$ 236,860

See Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business

AF Brokerage, Inc. (the "Company") is a registered broker/dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Prior to its approval with the NASD on October 22, 1999, the Company was functioning as a branch office of Securities America, Inc., a securities broker/dealer with locations in Jefferson and West Jefferson, North Carolina, under a contractual rental agreement. The Company is a wholly-owned subsidiary of AF Financial Group.

The Company is not affiliated with Securities America, Inc., but it served as the Company's clearing broker. The securities purchased or sold through Securities America, Inc. are not insured by the Federal Deposit Insurance Corporation (FDIC) or any other federal or state deposit guarantee fund, are not deposits or otherwise obligations of AF Bank (a wholly-owned subsidiary of AF Financial Group), are not guaranteed by AF Bank, and are subject to investment risks, including possible loss of the principal invested.

Beginning in May, 2000, the Company began operating as an independent securities broker/dealer under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3 of the Securities and Exchange Commission and, accordingly, will be exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Basis of financial statement presentation

Certain amounts in the financial statements for the year ended June 30, 2003 have been reclassified to conform to the presentation of the financial statements for the year ended June 30, 2004. The reclassifications had no effect on net loss or stockholder's equity as previously reported.

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of the Company's significant accounting policies follows:

Cash equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. The Company maintains amounts of cash which exceed federally insured limits. The Company has not experienced any losses in such accounts.

Recognition of revenue

Securities transactions and related commission revenue and expense are recorded on the date the transaction is executed, otherwise referred to as the "trade date."

Note 1. Nature of Business and Significant Accounting Policies, continued

Office furniture and equipment

Office furniture and equipment are carried at cost. Depreciation is computed primarily by the straight-line method over estimated useful lives from 5 to 7 years.

Income taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company files its federal income tax returns on a consolidated basis with AF Financial Group, its parent company. The members of the consolidated group have elected to allocate income taxes among the members of the group for the income tax reductions resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability.

Note 2. Benefit Plans

The Company participates in the AF Bank 401(k) profit-sharing plan. The annual contribution to the plan is a discretionary amount determined by the Company's Board of Directors. The maximum Company contribution is the amount allowed under Internal Revenue Service regulations. The Company did not make a profit sharing contribution for the year ended June 30, 2004. The amount of contribution for the year ended June 30, 2003 was $2,195.

In addition, the Company participates in the AF Bank 401(k) retirement plan which contains provisions for specified matching contributions by the Company. The Company funds contributions as they accrue and 401(k) plan matching expenses amount to $3,199 and $3,320 for the years ended June 30, 2004 and 2003.

Note 3. Operating Leases

The Company leases an office facility from a related party, AF Bank, under an operating lease. The lease requires monthly rentals of $750 and is cancelable at the Company's discretion.

The total rental expense was $9,000 and $6,600 for the years ended June 30, 2004 and 2003, respectively.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2004, the Company had net capital of $103,381 under Rule 15c3-1, which was $53,381 in excess of its required net capital of $50,000. The Company's net capital ratio (aggregate indebtedness to net capital) was .18 to 1.

Note 5. Income Tax Matters

The tax effects of temporary differences that gave rise to significant portions of the net deferred tax liability in the statements of financial condition were as follows at June 30:

	2004	2003
Deferred tax assets:		
State net economic loss carryforward	$ 22,670	$ 16,236
Other	805	1,600
	23,475	17,836
Less valuation allowance	(22,670)	(16,236)
	805	1,600
Deferred tax liabilities:		
Property and equipment	(5,131)	(5,879)
Other	-	-
	(5,131)	(5,879)
Net deferred tax liability	$ (4,326)	$ (4,279)

During the years ended June 30, 2004 and 2003, the Company recorded valuation allowances of $6,434 and $2,112, respectively, on deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. There was no other activity in the valuation allowance account during 2004 and 2003.

Income tax expense (benefit) for the years ended June 30, 2004 and 2003 consists of the following:

	2004	2003
Current	$ (48,286)	$ (16,347)
Deferred	47	(2,728)
	$ (48,239)	$ (19,075)

Note 6. Off-Statement of Financial Condition and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are cleared on a fully disclosed basis by its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company does not anticipate nonperformance by customers or its clearing brokers. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 7. Subsequent Events

On July 23, 2004, James A. Todd was removed as a Director and as Chairman of the Board of AF Brokerage, Inc. and Jan R. Caddell was appointed as a Director. On July 26, 2004, James A. Todd was removed as Principal of AF Brokerage, Inc. and Carolyn M. Lineberry was appointed Chairman of the Board.

On August 2, 2004, AF Brokerage Inc. ceased using Securities America, Inc. as the Company's clearing broker and began using LaSalle St. Securities, LLC as the Company's clearing broker.

Note 8. Related Party Transactions

The Company is a wholly owned subsidiary of AF Financial Group. AF Financial Group also owns 100% of the stock of AF Bank and AF Insurance. The Company maintained deposit accounts with AF Bank, a related party, totaling $23,226 and $34,046 at June 30, 2004 and 2003, respectively. The deposit accounts are maintained on the same terms, including interest rates, for comparable transactions with others.

The Company also participates in the AF Bank 401(k), profit sharing plan and employee stock ownership plan. Other expenses include $9,996 and $1,000 in management fees paid to AF Bank during the years ended June 30, 2004 and 2003, respectively. The Company rents office space from AF Bank and the expense associated with this related party transaction was $9,000 and 6,600 during the years ended June 30, 2004 and 2003, respectively.

AF Bank maintains an investment account with the Company. No income or fees from this investment account was recognized by the Company during the years ended June 30, 2004 and 2003.

AF Brokerage, Inc.

Schedule I

Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
June 30, 2004

Total stockholder's equity from the statement of financial condition	$ 227,894
Add:	
Other (deductions) or allowable credits – deferred income taxes	4,326
Deductions:	
Nonallowable assets:	
Commissions receivable	216
Office furniture and equipment	23,780
Prepaid expenses and other assets	45,240
Income taxes receivable	48,543
Haircut on securities	2,060
Other deductions	9,000
Total deductions	128,839
Net capital	$ 103,381
Computation of basic net capital requirement:	
Minimum net capital required ($50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Excess net capital	$ 53,381
Aggregate indebtedness:	
Accrued expenses and other liabilities	$ 18,806
Ratio, aggregate indebtedness to net capital	.18 to 1

Note: There are no material differences between the amounts presented in the computation of net capital set forth above and the amounts as reported in the Company's unaudited Part II-A Focus report as of June 30, 2004, as amended.

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3
June 30, 2004

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3
June 30, 2004

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Independent Auditor's Report
On Internal Control

To the Board of Directors
AF Brokerage, Inc.
West Jefferson, North Carolina

In planning and performing our audit of the financial statements and supplementary schedule of AF Brokerage, Inc. (the Company) for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons;

(2) Recordation of differences required by Rule 17a-13; and

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including activities for safeguarding securities, that we consider to be material weaknesses as defined above.

SouthPark Office:
6525 Morrison Boulevard, Suite 516
Charlotte, NC 28211-3563
Ph. 704.364.5414 Fx. 704.364.8422

Uptown Office:
3600 Bank of America Plaza
101 South Tryon Street, Charlotte, NC 28280-0011
Ph. 704.334.3600 Fx. 704.372.0303

A Member of
Moores Rowland International

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes PLLC

Charlotte, North Carolina
August 10, 2004